CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$1,500,000	$58.95

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated January 8, 2009 (To the Prospectus dated August 27, 2008, and the Prospectus Supplement dated August 27, 2008)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

Buffered iSuperTrackSM Notes due April 13, 2009 Medium-Term Notes, Series A, No. E-2919

Terms used in this pricing supplement are described or defined in the prospectus supplement. The Buffered iSuperTrackSM Notes (the “Notes”) offered will have the terms described in the prospectus supplement and the prospectus, as supplemented by this pricing supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The Reference Asset below is in the form of a Linked Share and represents the Note offering. The purchaser of a Note will acquire a senior unsecured debt security linked to the performance of a single Linked Share. The following terms relate to the Note offering:

•	Issuer: Barclays Bank PLC (Rated AA-/Aa1‡)

•	Issue Date: January 13, 2009

•	Initial Valuation Date: January 8, 2009

•	Final Valuation Date: April 7, 2009‡‡‡

•	Maturity Date: April 13, 2009‡‡‡

•	Denominations: Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	Initial Price: The closing share price of the Reference Asset on the Initial Valuation Date as set forth in the table below

•	Final Price: The closing share price of the Reference Asset on the Final Valuation Date

•

Payment at Maturity: If the Final Price is greater than the Initial Price (that is the Reference Asset Return is greater than 0%), you will receive a cash payment per $1,000 principal amount equal to $1,000 multiplied by the Reference Asset Return multiplied by the Upside Leverage Factor plus the Supplemental Amount, subject to the Maximum Return on the Notes as indicated in the table below. If the Reference Asset Return is greater than 0%, your payment per $1,000 principal amount will be calculated as follows, subject to the Maximum Return for such Note:

$1,000 + [$1,000 x (Reference Asset Return x Upside

Leverage Factor)] + Supplemental Amount

If the Reference Asset Return is less than or equal to 0% but equal to or greater than –20%, you will receive the principal amount of your Notes plus the Supplemental Amount, calculated as follows:

$1,000 + Supplemental Amount

and

If the Reference Asset Return is less than –20%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the Buffer Percentage plus (c) the Supplemental Amount, calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return + 20%)] + Supplemental Amount

If the Reference Asset declines by more than 21.25%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines. You may lose up to 78.75% of the principal amount of your Notes.

•	Reference Asset Return: The performance of the Reference Asset from the Initial Valuation Date to the Final Valuation Date, calculated as follows:

Final Price – Initial Price

Initial Price

•	Calculation Agent: Barclays Bank PLC

•	Business Day: New York

The terms of the Note are as follows:

Note Issuance #	Reference Asset (the “Linked Share”)	Initial Share Price	Ticker Symbol	Principal Amount	Supplemental Amount per $1,000 Note	Buffer Percentage	Upside Leverage Factor	Maximum Return**	Downside Leverage Factor***	CUSIP/ISIN
E-2919	Noble Corporation	24.57	NE	1,500,000	$12.50	20.0%	1.5	6.425%	1.0	06738Q ZY7/ US06738QZY78

**	The calculation of the Maximum Return on the Notes will take into account the Supplemental Amount.
***	You will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return is less than –21.25%.
‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
‡‡‡	Subject to postponement in the event of a market disruption as described under “Market Disruption Events” in this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Note Issuance #	Reference Asset	Price to Public		Agent’s Commission		Proceeds to Barclays Bank PLC
		Per Note	Total	Per Note	Total	Per Note	Total
E-2919	Noble Corporation	100%	$1,500,000	1.50%	$22,500	98.50%	$1,477,500

GENERAL TERMS FOR THE NOTES OFFERING

This pricing supplement relates to the Note offering. The purchaser of a Note will acquire a security linked to the Linked Share identified on the cover page. Although the Note offering relates to the linked share identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the linked share or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus and the prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus and the prospectus supplement may be accessed on the SEC website at www.sec.gov as follows:

Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

PS–3

SELECT RISK CONSIDERATIONS

We urge you to read the section “Risk Factors” beginning on page S-3 of the prospectus supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes with a Maximum Return, Maximum Rate, Ceiling or Cap”; and

•	“Risk Factors— Additional Risks Relating to Notes Which Contain a Multiplier”.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee a return of 100% of the principal amount invested, even if the Notes are held to maturity. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative. If the Reference Asset declines by more than 21.25%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines. You may lose up to 78.75% of the principal amount of your Notes.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the Final Price is greater than the Initial Price, for each $1,000 principal amount, you will receive a payment at maturity of $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Asset, which may be significant. We refer to this percentage as the Maximum Return, which is 6.425%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Linked Share would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

PS–4

•	the time to maturity of the Notes;

•	the dividend rate on the Linked Share;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

SELECTED PURCHASE CONSIDERATIONS

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Notes with an Equity Security as the Reference Asset”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns. If the Reference Asset Return is positive, you will be entitled to receive, per $1,000 Note, an amount equal to your principal amount multiplied by the Reference Asset Return multiplied by the Upside Leverage Factor plus the Supplemental Amount, subject to the Maximum Return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in percentage terms in the Final Price, as compared to the Initial Price, of up to the Buffer Percentage. If the Reference Asset declines by more than 21.25%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines. You may lose up to 78.75% of the principal amount of your Notes.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize short-term capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

PS–5

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

Other alternative treatments would also be possible. For example, it is possible that the Internal Revenue Service could assert that the Notes should be treated as a short-term contingent debt instrument. There is no statutory, judicial or administrative authority that governs how short-term contingent debt should be treated for U.S. federal income tax purposes, and you should accordingly consult you tax advisor about this and other potential alternative treatments of the Notes. It is also possible that the Internal Revenue Service could assert that the Supplemental Amount should be characterized as ordinary interest income. For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

LINKED SHARE ISSUER AND LINKED SHARE INFORMATION

We urge you to read the following sections in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a Linked Share can be located by reference to the relevant Linked Share SEC file number specified below.

The summary information below regarding the companies issuing the Linked Shares comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the Linked Shares with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Noble Corporation

According to publicly available information, Noble Corporation (the “Company”) is a provider of diversified services for the oil and gas industry. The Company performs contract drilling services with a fleet of 62 mobile offshore drilling units located in key markets worldwide. This fleet consists of 13 semisubmersibles, three dynamically positioned drillships, 44 jackups and three submersibles. The fleet count includes three new F&G JU-2000E premium jackups and the three semisubmersibles under construction and the Noble Bingo 9000 Rig 4. Approximately 86 percent of the fleet is currently deployed in international markets, principally including the Middle East, India, Mexico, the North Sea, Brazil, and West Africa.

The Company is a Cayman Islands exempted company limited by shares and became the successor to Noble Drilling Corporation, a Delaware corporation that was organized in 1939, as part of the internal corporate restructuring of Noble Drilling and its subsidiaries effective April 30, 2002.

The linked share’s SEC file number is 001-31306.

PS–6

Historical Performance of the Linked Share

The following graph sets forth the historical performance of the Linked Share based on the daily closing share price from January 7, 2002 through January 8, 2009. The closing share price of the Linked Share on January 8, 2009 was 24.57.

We obtained the daily closing share prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical closing share prices of the Linked Share should not be taken as an indication of future performance, and no assurance can be given as to the Final Price on the Final Valuation Date. We cannot give you assurance that the performance of the Linked Share will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

HYPOTHETICAL EXAMPLES

If the Final Price is greater than the Initial Price (that is the Reference Asset Return is greater than 0%), you will receive a cash payment per $1,000 principal amount equal to $1,000 multiplied by the Reference Asset Return multiplied by the Upside Leverage Factor plus the Supplemental Amount, subject to the Maximum Return on the Notes as indicated in the table on the cover page of this pricing supplement. If the Reference Asset Return is less than or equal to 0% but equal to or greater than –20%, you will receive the principal amount of your Notes plus the Supplemental Amount. However, if the Reference Asset Return is less than –20%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the Buffer Percentage of 20% plus (c) the Supplemental Amount. If the Reference Asset declines by more than 21.25%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines. You may lose up to 78.75% of the principal amount of your Notes.

The following table below illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, which results from comparing the Payment at Maturity per $1,000 principal amount to $1,000.

All hypothetical total returns are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

The Initial Price and the Final Price of the Linked Share and the associated Reference Asset Return have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Linked Share. Some amounts are rounded and actual returns may be different.

PS–7

Noble Corporation.

Assumptions

•	Investor purchases $1,000 principal amount of Notes on the Issue Date at the Price to the Public indicated on the cover of this pricing supplement and holds the Notes to maturity.

•	No market disruption events, reorganization events or events of default occur during the term of the Notes.

Initial Price: 24.57

Buffer Percentage: 20%

Upside Leverage Factor: 1.5

Downside Leverage Factor: 1

Supplemental Amount: $12.50 per $1,000 Note

Maximum Return: 6.425%

Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$1,064.25	6.425%
90.00%	$1,064.25	6.425%
80.00%	$1,064.25	6.425%
70.00%	$1,064.25	6.425%
60.00%	$1,064.25	6.425%
50.00%	$1,064.25	6.425%
40.00%	$1,064.25	6.425%
30.00%	$1,064.25	6.425%
20.00%	$1,064.25	6.425%
10.00%	$1,064.25	6.425%
5.00%	$1,064.25	6.425%
2.00%	$1,042.50	4.25%
0.00%	$1,012.50	1.25%
-5.00%	$1,012.50	1.25%
-10.00%	$1,012.50	1.25%
-20.00%	$1,012.50	1.25%
-24.00%	$972.50	-2.75%
-25.00%	$962.50	-3.75%
-30.00%	$912.50	-8.75%
-40.00%	$812.50	-18.75%
-50.00%	$712.50	-28.75%
-60.00%	$612.50	-38.75%
-70.00%	$512.50	-48.75%
-80.00%	$412.50	-58.75%
-90.00%	$312.50	-68.75%
-100.00%	$212.50	-78.75%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the tables above are calculated.

Example 1: The Reference Asset Return is 2%.

On the Final Valuation Date, the Final Price of $25.06 was greater than the Initial Price of $24.57, resulting in a Reference Asset Return of 2%. Because the Reference Asset Return of 2% multiplied by the hypothetical Upside Leverage Factor of 1.5 plus the return on the Supplemental Amount of $12.5 does not exceed the hypothetical Maximum Return of 6.425%, the investor receives a Payment at Maturity of $1,042.50 per $1,000 Note calculated as follows:

Reference Asset Return = (25.06–24.57) / 24.57=2%

Payment at Maturity = $1,000 + [$1,000 x (2% x 1.5)] + $12.5 = $1,042.50

PS–8

Example 2: The Reference Asset Return is 20%.

On the Final Valuation Date, the Final Price of $29.48 was greater than the Initial Price of $24.57, resulting in a Reference Asset Return of 20%. Because the Reference Asset Return of 20% multiplied by the hypothetical Upside Leverage Factor of 1.5 plus the return on the Supplemental Amount of $12.5 does exceed the hypothetical Maximum Return of 6.425%, the investor receives a Payment at Maturity of $$1,064.25 per $1,000 Note, the maximum payment on the Notes.

Reference Asset Return = (29.48–24.57) / 24.57= 20%

Payment at Maturity = $1,064.25

Example 3: The Reference Asset Return is –10%.

On the Final Valuation Date, the Final Price of $22.11 was less than the Initial Price of $24.57, resulting in a Reference Asset Return of –10%. Because the Reference Asset Return of –10% is less than 0% but greater than –20%, the investor receives a Payment at Maturity of $1,012.5 per $1,000 Note, calculated as follows:

Reference Asset Return = (22.11–24.57) / 24.57=–10%

Payment At Maturity = $1,000 + $12.5= $1,012.5

Example 4: The Reference Asset Return is –30%.

On the Final Valuation Date, the Final Price of $17.20 was less than the Initial Price of $24.57, resulting in a Reference Asset Return of –30%. Because the Reference Asset Return of –30% is less than –20%, the investor receives a Payment at Maturity of $912.50 per $1,000 Note, calculated as follows:

Reference Asset Return = (17.20–24.57) / 24.57= –30%

Payment at Maturity = $1,000 + [$1,000 x (–30% + 20%)] + $12.5 = $912.50

PS–9